SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTERNAL EMPLOYEE SLIDE DECK

EVEN MORE LIGHT JOHN SCHWARZ CHIEF EXECUTIVE OFFICER 10/07/2007

SAP TO ACQUIRE BUSINESS OBJECTS for €4.8B Creates industry's most comprehensive Business Performance and Optimization solutions for the Business User Expected to close in Q1 of 2008 Business Objects to operate as independent unit

BUSINESS OBJECTS ROLE CREATE AN UNMATCHED OFFERING FOR THE BUSINESS USER Continue to deliver the world's leading business intelligence solutions -- open, broad and integrated. Deliver best-in-class EIM platform for SAP and non-SAP integration. Build leading CPM and Business User suite for SAP and non-SAP applications in combination with SAP's strength in verticals and applications. Provide SAP with world-class, suite-based embedded analytics. Expand the NetWeaver platform capabilities by providing reusable platform components. Expand the Business Objects On-Demand business.

SUMMARY Acquisition is core to SAP's Business User strategic direction Combination to create industry's most comprehensive Business Performance and Optimization solutions Significant customer value Independent organizational structure delivers on promise of heterogeneous Business Intelligence. Application alignment delivers business process and vertical domain excellence. Business Objects will operate as a stand-alone business as part of the SAP Group John Schwarz will continue as the CEO of the Business Objects entity and will become a member of the SAP Executive Board, reporting to SAP CEO, Henning Kagermann. SAP has proposed to elect Business Objects founder Bernard Liautaud to the SAP Supervisory board at the company's next shareholders meeting. Until that time, Liautaud will have an advisory role to Henning Kagermann on aspects of strategy and integration. Doug Merritt, head of Business User development of SAP, will join the Business Objects entity and report to John Schwarz. No layoffs planned as part of transaction; increased career opportunities within this larger global organization

OUR MESSAGES TO THE EXTERNAL WORLD

LEADERS UNITE SAP AG, the world leader in Business Software and Business Objects S.A., the world leader in Business Intelligence, combine to deliver to customers the industry's most comprehensive Business Performance and Optimization solutions for the Business User. The combination will serve both process- oriented and management-oriented professionals in organizations of any size. Broadest portfolio of Business Intelligence (IDD, EIM and EPM) to enable stand-alone performance management and embedded analytics. +

A FOCUSED OPPORTUNITY SAP has three key strategic directions for the 2010 business. With the success of both the Business Process Platform and the Small and Medium Enterprise initiative, the acquisition of Business Objects gives SAP the opportunity, capacity and bandwidth to make a significant step forward in developing an unmatched offering to drive further success in the Business User initiative.

STRENGTH AND FLEXIBILITY Success has propelled Business Objects to the worldwide leadership in BI and performance management. The new relationship with SAP furthers the company's ability to put further distance between itself and the competition through solution portfolio, ecosystem and energy of the people of both companies. Business Objects will operate as a stand-alone business as part of the SAP Group. Customers get the best of both worlds. They will continue to benefit from open, broad and integrated business intelligence solutions -- independent of databases and applications - while also gaining the advantage of application alignment for in- process business analytics. Business Objects will significantly enhance its Business Intelligence portfolio scope and capacity with SAP people, know-how and networks. ..

CUSTOMERS WIN FIRST Together, the two market-leading companies intend to offer high-value solutions for process- and business- oriented professionals. The solutions will be designed to enable companies to strengthen decision processes, increase customer value and create sustainable competitive advantage through real-time, operational business intelligence. SAP and Business Objects believe that customers will gain significant business benefits through the combination of innovative offerings of enterprise-wide business intelligence solutions along with embedded analytics in process applications. Additionally, the joint partner ecosystems will be enhanced through integration with the industry's most powerful business process platform, providing customers with the best enterprise information management platform available in both SAP and non-SAP environments.

HISTORY-MAKING This transaction is one of the largest in the history of the software industry and is valued at $4.8B Euro.

SO WHAT ABOUT US?

STRENGTH STANDALONE AND TOGETHER Business Objects will operate as a stand-alone business as part of the SAP Group. And we will have the ability to build products for the entire market - any database, any application, on any middleware. Not only are we gaining the market presence and the business application know how of SAP, but we are also going to gain additional people, products and partners to our portfolio. Nearly one thousand SAP people, dozens of products, and hundreds of millions of dollars of product revenue will be transferring into Business Objects. We will truly be in a great position to jointly create the industry's most comprehensive portfolio for the Business User.

BALANCE This combination solves for the tension we've always had between Independence & Alignment. We have always believed very strongly that database- and application- independence are critical to any leading BI platform. But increasingly have seen that our business analytics would benefit from close alignment with business applications. We believe the transaction will achieve just the right balance by securing both platform independence and application alignment.

IMPACT Business Objects is expected to represent nearly 15% of SAP's people and revenue. Our executives will have significant roles within the SAP management team. And we will represent a new possibility to the SAP culture. SAP values greatly the knowledge and expertise that we have in solutions for the Business User - everything from our vision of user experience to our expertise in reporting, queries and analytics.

GROWTH Unlike other large software companies who have historically acquired companies for cost synergies, focused on the support revenue stream, SAP is acquiring Business Objects for growth. They look to us to grow very rapidly in our stand alone business and will help us with their go to market presence. They will also begin to embed our BI and analytics into their industry-leading business applications. Our combined growth potential is impressive.

SUCCESS Everyone likes to be on a winning team. SAP is the winner in business application software and Business Objects is the winner in business intelligence software. The combination of our two winning teams will only put further distance between us and the competition.

VALUES Our companies share the culture of leadership, passion about our business, focus on customer success, integrity, innovation and transnational teamwork. Leadership Transnational Teamwork Innovation Passion Integrity Customer Success

OPPORTUNITY As a combined organization, we will share a rich set of interesting and challenging work. Work that will have the potential to impact our customer's business in even more significant ways than we do today. This means broader career development and expansion opportunities for all of us. And finally, this means that we will have even more opportunities to Change the Way the World works through Intelligent Information.

RESOURCES MILO: Feature Story with Q&A External Announcement

THANK YOU, ADDITIONAL INFORMATION The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d'Information and the Note en Reponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF's website (amf-france.org) or with the SEC at the SEC's website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP's web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects' web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.